Exhibit 99.1

O2Micro®
Breathing Life into Mobility

Advanced Solutions for Industry Leaders!

2021 ANNUAL REPORT

NASDAQ:OIIM

www.o2micro.com

CORPORATE INFORMATION

Independent Auditor	Deloitte & Touche

Legal counsel	Morrison & Foerster LLP Palo Alto office 755 Page Mill Road Palo Alto, California 94304 USA	Maples and Calder (Cayman) LLP P.O. Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands

Board of Directors	Executive Directors
Sterling Du (Chairman, Chief Executive Officer)
Chuan Chiung “Perry” Kuo (Chief Financial Officer)
James Elvin Keim (Head of Marketing and Sales)

Independent Non-executive Directors
Michael Austin
Teik Seng Tan
Daniel Lenehan
Lawrence Lai-Fu Lin
Vijay Kumar
Ji Liu

Depositary for American Depositary Receipts	The Bank of New York Mellon Corporation ADR Division One Wall Street, 29th Floor New York, New York 10286 USA

Share Registrar	Maples Fund Services (Cayman) Limited P.O. Box 1093 Boundary Hall, Cricket Square Grand Cayman KY1-1102 Cayman Islands

Corporate Headquarters	Grand Pavilion Commercial Centre, West Bay Road P.O. Box 32331 George Town Grand Cayman KY1-1209 Cayman Islands Phone: (345) 945-1110 Fax: (345) 945-1113

Other Addresses	3118 Patrick Henry Drive Santa Clara, CA 95054 USA Phone: (408) 987-5920 Fax: (408) 987-5929	3 rd Floor, 1, Sec 4 Nanjing East Road Taipei, Taiwan 105 Phone: (886) 2-2545-9095 Fax: (886) 2-2547-1721

Registered Office	Maples Corporate Services Limited P.O. Box 309 Ugland House, Grand Cayman KY1-1104 Cayman Islands

CHAIRMAN’S STATEMENT

To Our Shareholders

Fiscal 2021 was another strong year for O2Micro. Revenues were $101.1 million, up 29.1% from $78.3 million in 2020 and we reported full year GAAP net income of $12.1 million, or $0.39 earnings per fully diluted ADS, up 97.7% from $6.1 million, or $0.21 earnings per fully diluted ADS a year ago. After a similarly strong fiscal 2020, 2021 was even better as both our power management and intelligent lighting segments continued to register strong progress. We finished 2021 in strong financial condition, with $50 million in unrestricted cash and short-term investments and no debt. At year end, O2Micro had 315 employees, 56% of which are engineers.

We finished strong in 2021, however we expect 2022 to bring challenges to the entire tech sector. The COVID-19 pandemic continues to compel all of us to adapt to new ways of living, working and entertaining. Supply chains around the globe, showing sign of improvement, may see continued impact by both geopolitical pressures, and as economies struggle balancing infection rates against public safety, yet through these headwinds we will continue to strive to capitalize on the trends transforming the world around us.

Our fundamental technology supports new and advanced products in both the Intelligent Lighting and the Battery Management markets. New products are targeted at more complex Consumer, Industrial and Automotive markets that will broaden our market focus and expand our customer base. These new products are based on our unique technology backed by a large intellectual property patent portfolio that is significantly larger than most companies our size.

While we continue to expand our revenue base, our major customers can carry our company to more new design wins for innovative products as we increase our penetration of their product portfolios. Major OEMs that already use our products and battery management technology include Bissell, Black & Decker, Bosch, Dyson, Electrolux, Hitachi, Lexy, LG, Makita, Murata, Panasonic, Philips, Samsung, Sharp and TTI and Toshiba. Major OEMs that use our lighting products include BOE, Dell, HP, Hisense, Honda, Hon Hai Foxconn, Lenovo, Panasonic, Samsung, Sharp, Skyworth, TCL and Toyota.

Intelligent Lighting

In fiscal 2021, our Intelligent lighting product line continued to grow as we aggressively developed new products, many of which are specifically focused on serving rapidly expanding applications, such as advanced lighting systems using mini-LED.

In fact, the demand for our lighting products is at record high levels. For instance, monitor demand has been very strong due to the proliferation of larger screens and the increase in gaming activity. Both are positive trends for O2Micro. Larger screens require multiple parts while gaming applications require the highest level of monitor response, such as that uniquely available through our multi-scan technology. Our multi-scan, local dimming backlight IC continues to win market share as the backlight subsystem is made of thousands of full array LEDs with our local dimming, which creates a higher contrast ratio, providing more light when the brightness is necessary and darker where darkness is demanded. It also eliminates blur, which is particularly useful in high end gaming systems.

Our latest IC we rolled out for this market has the ability to control the dimming through either analog function or pulse width function (PWF). The two in one mode control further simplifies the TV system design architecture because it enables the manufacturer to support different types of panel dimming solution with only one IC.

We believe the use of mini-LED technology will initially become the trend for notebooks, from there migrating to certain high end desktop monitors.

In displays, mini-LEDs significantly increase the number of zones, which will reduce ‘blooming’ - the halo effect you get from lower performing displays. Also, the mini-LED lighting has enhanced contrast performance level similar to OLED, high brightness characteristics and long life time. They can also reduce power consumption.

Since mini-LED technology offers much smaller size compared to conventional package LCD size, it also gives the TV system designer more space to design the dimming layout.

For O2Micro, mini-LED will both increase our ASP as well as enable the regular LCD panel to reach the performance levels of like OLED, which OLED is still very costly due to the production challenges. This opens the opportunity for new technology that is more cost effective with similar performance characteristics. We own several patents that protect our proprietary mini-LED technology.

Power Management Systems

O2Micro experienced strong growth in our Power Management business in 2021. We continue to aggressively develop new products for our battery management product lines, with an emphasis on serving rapidly expanding applications for lithium-ion battery applications.

As battery technology improves, offering more power and longer life, there has been rapid growth in the previously “corded” products that are now adopting cordless, battery power. Floor care products, personal hygiene items, such as battery-powered curling irons, garden and professional tools, both consumer and from the construction industry are just some of the products that are adopting battery power. At the same time, eBike sales are on the rise, and there are plans for more innovative household energy storage and industry grade intra-power systems.

Where O2Micro excels is in our battery management technology, which provides the “brains” that controls the flow of electricity from the battery to the device. In this high growth industry, innovative technology is needed to improve both the density and quality of new batteries, which means ICs that require higher voltage resolution, better current sensing, and more accurate temperature measurement. For instance, we’re excited that we have several updates to our ARM based Battery Management Unit (BMU) rolling out.

The price of Lithium-ion battery cell declined by 97% in the past two decades while the price for lithium battery dropped to $137 per kilowatt hour in 2020, and both are expected to drop further in the coming year. This makes lithium- ion batteries one of the most efficient energy storage devices worldwide.

Consequently, we believe the opportunity for our 2022 portfolio of battery products will continue to be bright, more diverse, and support the almost exponential growth in battery capacity production.

This will necessitate higher energy density, higher resolution and faster Analog to Digital converters. Our AFE Analog Front End and the BMU was designed with 14-bit high accuracy AD converter could meet customer needs. Our high accuracy AD converter reached 15 millivolt resolution performance. In addition, on October 1, 2021, a new power delivery standard was announced, expanding to 240 watts from the existing 68-watt standard – USB4. Together with our new level of performance as well as 5G deployment, this will enable power tools to be connected, IoT devices, which will further increase our opportunity in power tools in the construction industry.

Growth Opportunities under head wind challenges

The post COVID-19 economy presents challenges including, not only limited to, channels inventory corrections, back to office working style which soften PC sales, high inflation rate, geopolitical barriers, COVID-19 logistic restriction, our R&D team in China has been in different level quarantine from time to time and our supply chains struggling to meet delivery.

Our strong financial position has enabled us to accelerate expansion of our production capability to support ongoing growth. This includes expansion into new wafer suppliers, as well as expansion into additional processes at existing suppliers that can enhance our existing wafer supply.

Our design win activity has remained strong in both intelligent lighting and battery management as we continue to aggressively develop new products focused on serving rapidly expanding applications for lithium battery applications, as well as advance lighting systems using mini-LED's.

Given the challenge in the macro economy environment, we are continuously investing in R&D, new patents, expanding our supply chain with more second-source suppliers, improving our testing capabilities and growing our capacity.

Rich Patent Portfolio

O2Micro has a rich patent portfolio. Both our LED backlighting and battery technology group received new patents in 2021. Patents not only protect our interests, internationally, but they provide a basis to pursue relief from those that may try to violate our valuable intellectual property.

Wrap Up

There are three major strategic priorities to sustain our growth momentum.

Our top priority number is to secure suppliers for both wafer as well as packaging and testing our ICs. We have developed second sources for most all of our needs and continue to explore opportunities to further strengthen our supply infrastructure with relationships both domestically and internationally.

Second is customer relations. With good customer relations we get the insight into their future needs that helps us plan and invest in new technologies that anticipate future demand. This is a point of emphasis, and we are working hard to strengthen these relationships even as the pandemic challenges conventional tactics.

And, finally, is people. Engineering talent, especially analog engineering talent, has been in short supply even before the COVID-19 pandemic. So, we continue to invest in our engineering talent. We are focused on creating rewarding career paths for our employees, adding to our training programs, including recruiting new graduates, and providing them with rapid training.

Given our excellent technology in key growth areas, and excellent customer positioning, we are confident of our ability to continue to grow long-term revenues within this customer base, while also expanding to additional major customers with technologies they need today, as well as into the future.

Sterling Du

Chairman of the Board

Chief Executive Officer

O2Micro International Limited and Subsidiaries

Consolidated Financial Statements as of

December 31, 2021 and 2020 and for the Years Ended December 31,

2021, 2020 and 2019, and

Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of O2Micro International Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the result of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2021, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 15, 2022, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the

U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Inventories - Provisions for Obsolete Inventories - Refer to Notes 2 and 6 to the consolidated financial statements

Critical Audit Matter Description

The Company’s inventories are stated at the lower of standard cost or net realizable value. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in first-out basis. Because of the cyclicality of the market, inventory levels, obsolescence of technology and product life cycles, provisions for obsolete inventories are recognized based upon backlog, forecasted product demand and historical sales levels. Actual product demand may be significantly different than in the past or forecasted by the Company, which could have a material adverse effect on the Company’s inventories and cost of revenues. The provisions for obsolete inventories was $6,062 thousand as of December 31, 2021.

We identified the provisions for obsolete inventories as a critical audit matter because of significant judgements made by the management related to forecasted product demand, which include assumptions of future market and economic conditions. This required a high degree of auditor’s judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of the provisions for obsolete inventories.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to forecasted product demand in determining the provisions for obsolete inventories included the following, among others:

•	We obtained an understanding of the Company’s methodology for determining the provisions for obsolete inventories, including the process for developing forecasted product demand.
•	We tested the effectiveness of controls over the Company’s provisions for obsolete inventories, including controls over forecasting product demand.
•	We tested the accuracy and completeness of the underlying data management used in forecasting product demand when determining the provisions for obsolete inventories by performing the following:
–	We performed peer analysis and industry analysis to evaluate the reasonableness of the trend of the forecasted product demand.
–	We performed corroborating inquiries with the personnel responsible for sales forecasting to evaluate the reasonableness of the product demand forecasts.
•	We evaluated the reasonableness of the Company’s methodology for determining the provisions for obsolete inventories by performing the following:

–	We compared the inventory level to forecasted product demand, historical sales, and subsequent sales.
–	We tested the mathematical accuracy of management’s calculations.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 15, 2022

We have served as the Company’s auditor since 1998.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of O2Micro International Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021, of the Company and our report dated April 15, 2022, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 15, 2022

FINANCIAL HIGHLIGHTS

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	December 31
ASSETS	2021	2020

CURRENT ASSETS
Cash and cash equivalents (notes 3 and 4)	$20,780	$18,752
Restricted cash	39	37
Short-term investments (notes 3 and 5)	29,186	29,054
Accounts receivable, net	18,784	16,430
Inventories (note 6)	19,523	12,588
Prepaid expenses and other current assets (note 7)	2,087	2,548
Total current assets	90,399	79,409

LONG-TERM INVESTMENTS (notes 8)	992	992

PROPERTY AND EQUIPMENT, NET (notes 9 and 10)	23,611	17,266

OTHER ASSETS (note 11)	3,340	4,369

TOTAL ASSETS	$118,342	$102,036

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$9,175	$7,995
Income tax payable	307	272
Lease liabilities (note 10)	1,076	865
Accrued expenses and other current liabilities (note 12)	5,773	5,934
Total current liabilities	16,331	15,066

LONG-TERM LIABILITIES
Accrued pension liabilities (note 14)	147	177
Deferred income tax liabilities (note 13)	537	545
Lease liabilities (note 10)	1,775	2,091
Other liabilities	68	68
Total long-term liabilities	2,527	2,881
Total liabilities	18,858	17,947

COMMITMENTS AND CONTINGENCIES (notes 17 and 18)

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share;
Authorized – 250,000,000 shares;	-	-
Ordinary shares at $0.00002 par value per share;
Authorized – 4,750,000,000 shares;
Issued – 1,669,036,600 shares as of December 31, 2021 and 2020
Outstanding – 1,424,760,750 and 1,361,886,000 shares as of December 31, 2021 and 2020, respectively	33	33
Additional paid-in capital	143,540	143,422
Accumulated deficits	(35,158)	(46,744)
Accumulated other comprehensive income	5,873	5,740
Treasury stock – 244,275,850 and 307,150,600 shares as of December 31, 2021 and 2020, respectively	(14,804)	(18,362)
Total shareholders’ equity	99,484	84,089
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$118,342	$102,036

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2021	2020	2019

OPERATING REVENUES	$101,096	$78,335	$60,928
COST OF REVENUES	48,206	37,951	28,960
GROSS PROFIT	52,890	40,384	31,968
OPERATING EXPENSES
Research and development (a)	19,410	17,119	19,065
Selling, general and administrative (a)	21,623	17,742	19,286
Total operating expenses	41,033	34,861	38,351
INCOME (LOSS) FROM OPERATIONS	11,857	5,523	(6,383)
NON-OPERATING INCOME
Interest income	249	506	543
Foreign exchange gain (loss), net	138	(238)	(162)
Government grants	391	817	204
Net (loss) gain recognized on long-term investments (note 8)	-	(79)	788
Gain on sale of real estate (note 9)	-	-	500
Other, net	450	535	642
Total non-operating income	1,228	1,541	2,515
INCOME (LOSS) BEFORE INCOME TAX	13,085	7,064	(3,868)
INCOME TAX EXPENSE (note 13)	972	937	1,171
NET INCOME (LOSS)	12,113	6,127	(5,039)
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX
Foreign currency translation adjustments	149	1,082	(85)
Unrealized pension (loss) gain	(16)	4	65
Total other comprehensive income (loss)	133	1,086	(20)
COMPREHENSIVE INCOME (LOSS)	$12,246	$7,213	$(5,059)

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2021	2020	2019

EARNINGS (LOSS) PER SHARE (note 16)
Basic	$0.01	$-	$-
Diluted	$0.01	$-	$-
NUMBER OF SHARES USED IN EARNINGS (LOSS) PER SHARE CALCULATION:
Basic (in thousands)	1,418,541	1,348,899	1,316,032
Diluted (in thousands)	1,556,030	1,436,208	1,316,032
EARNINGS (LOSS) PER ADS (note 16)
Basic	$0.43	$0.23	$(0.19)
Diluted	$0.39	$0.21	$(0.19)
NUMBER OF ADS USED IN EARNINGS (LOSS) PER ADS CALCULATION:
Basic (in thousands)	28,371	26,978	26,321
Diluted (in thousands)	31,121	28,724	26,321
(a) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$494	$293	$272
Selling, general and administrative	$1,384	$1,121	$1,190

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In Thousand US Dollars, Except Share Data)

				Accumulated Other Comprehensive Income
	Ordinary Shares		Additional Paid – in	Accumulated	Cumulative Translation	Unrealized Pension		Treasury	Shareholders’
	Shares	Amount	Capital	Deficits	Adjustment	Gain (Loss)	Total	Stock	Equity

BALANCE, JANUARY 1, 2019	1,669,036,600	$33	$143,115	$(45,912)	$4,851	$(177)	$4,674	$(22,864)	$79,046
Issuance of:
Shares for exercise of stock options	256,900	-	7	-	-	-	-	-	7
Shares for Employee Stock Purchase Plan	4,264,200	-	109	-	-	-	-	-	109
Shares vested under restricted share units	28,661,400	1	(1)	-	-	-	-	-	-
Acquisition of treasury stock – 17,192,650 shares	-	-	-	-	-	-	-	(510)	(510)
Treasury stock reissued for:
Exercise of stock options	(256,900)	-	(16)	-	-	-	-	16	-
Employee Stock Purchase Plan	(4,264,200)	-	(122)	(136)	-	-	-	258	-
Restricted share units	(28,661,400)	(1)	(1,070)	(686)	-	-	-	1,757	-
Stock-based compensation	-	-	1,462	-	-	-	-	-	1,462
Net loss for 2019	-	-	-	(5,039)	-	-	-	-	(5,039)
Pension gain	-	-	-	-	-	65	65	-	65
Foreign currency translation adjustments	-	-	-	-	(85)	-	(85)	-	(85)
BALANCE, DECEMBER 31, 2019	1,669,036,600	33	143,484	(51,773)	4,766	(112)	4,654	(21,343)	75,055
Issuance of:
Shares for exercise of stock options	10,907,100	-	476	-	-	-	-	-	476
Shares for Employee Stock Purchase Plan	2,485,400	-	78	-	-	-	-	-	78
Shares vested under restricted share units	38,713,500	1	(1)	-	-	-	-	-	-
Acquisition of treasury stock – 5,018,600 shares	-	-	-	-	-	-	-	(146)	(146)
Treasury stock reissued for:
Exercise of stock options	(10,907,100)	-	(634)	(18)	-	-	-	652	-
Employee Stock Purchase Plan	(2,485,400)	-	(78)	(72)	-	-	-	149	(1)
Restricted share units	(38,713,500)	(1)	(1,317)	(1,008)	-	-	-	2,326	-
Stock-based compensation	-	-	1,414	-	-	-	-	-	1,414
Net income for 2020	-	-	-	6,127	-	-	-	-	6,127
Pension gain	-	-	-	-	-	4	4	-	4
Foreign currency translation adjustments	-	-	-	-	1,082	-	1,082	-	1,082
BALANCE, DECEMBER 31, 2020	1,669,036,600	33	143,422	(46,744)	5,848	(108)	5,740	(18,362)	84,089
Issuance of:
Shares for exercise of stock options	31,670,950	1	1,626	-	-	-	-	-	1,627
Shares for Employee Stock Purchase Plan	1,068,250	-	126	-	-	-	-	-	126
Shares vested under restricted share units	34,819,500	1	(1)	-	-	-	-	-	-
Acquisition of treasury stock – 4,683,950 shares	-	-	-	-	-	-	-	(482)	(482)
Treasury stock reissued for:
Exercise of stock options	(31,670,950)	(1)	(1,893)	-	-	-	-	1,894	-
Employee Stock Purchase Plan	(1,068,250)	-	(64)	-	-	-	-	64	-
Restricted share units	(34,819,500)	(1)	(1,554)	(527)	-	-	-	2,082	-
Stock-based compensation	-	-	1,878	-	-	-	-	-	1,878
Net income for 2021	-	-	-	12,113	-	-	-	-	12,113
Pension loss	-	-	-	-	-	(16)	(16)	-	(16)
Foreign currency translation adjustments	-	-	-	-	149	-	149	-	149
BALANCE, DECEMBER 31, 2021	1,669,036,600	$33	$143,540	$(35,158)	$5,997	$(124)	$5,873	$(14,804)	$99,484

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousand US Dollars)

	Years Ended December 31
	2021	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$12,113	$6,127	$(5,039)
Adjustments to reconcile net income (loss) to net cash generated from (used in) operating activities:
Depreciation and amortization	4,349	3,225	1,780
Stock-based compensation	1,878	1,414	1,462
Other income – government grants	(391)	(817)	(204)
Provisions for obsolete inventories	800	405	1,359
Loss (gain) on disposal of property and equipment, net	22	(189)	2
Deferred income taxes	(6)	(5)	(133)
Net loss (gain) recognized on long-term investments	-	79	(788)
Gain on sale of real estate	-	-	(500)
Changes in operating assets and liabilities:
Accounts receivable, net	(2,354)	(6,095)	1,053
Inventories	(7,735)	(4,197)	133
Prepaid expenses and other current assets	461	(1,276)	981
Deferred charges	(393)	(3,836)	(571)
Operating lease right-of-use assets	98	(169)	(1,477)
Accounts payable	1,180	3,128	285
Income tax payable	35	(339)	198
Government grants	391	817	204
Accrued expenses and other current liabilities	117	808	661
Operating lease liabilities	(105)	197	1,494
Accrued pension liabilities	(46)	(33)	(42)
Other liabilities	-	3	3
Net cash generated from (used in) operating activities	10,414	(753)	861
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of:
Short-term investments	(10,404)	(4,491)	(34,649)
Property and equipment	(8,806)	(2,476)	(1,672)
(Increase) decrease in other assets	(816)	(47)	6
Proceeds from:
Cash received on maturity of short-term investments	10,453	11,418	4,953
Disposal of property and equipment	137	331	1
Disposal of long-term investments	-	3,124	7,061
Sale of real estate	-	-	2,169
Net cash (used in) provided by investing activities	(9,436)	7,859	(22,131)
CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of treasury stock	(482)	(146)	(510)
Proceeds from:
Exercise of stock options	1,627	476	7
Issuance of ordinary shares under the Employee Stock Purchase Plan	126	77	109
Net cash provided by (used in) financing activities	1,271	407	(394)

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousand US Dollars)

	Years Ended December 31
	2021	2020	2019

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE	$(219)	$545	$(53)
NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	2,030	8,058	(21,717)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF THE YEAR	18,789	10,731	32,448
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF THE YEAR	$20,819	$18,789	$10,731
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for tax	$942	$1,223	$1,171

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars Unless Otherwise Noted)

1.	GENERAL

Business

O2Micro, Inc. was incorporated in the state of California in the United States of America on March 29, 1995. In March 1997, O2Micro International Limited (the “Company”) was incorporated in the Cayman Islands and all authorized and outstanding common stock, preferred stock, and stock options of O2Micro, Inc. were exchanged for the Company’s ordinary shares, preference shares, and stock options with identical rights and preferences. O2Micro, Inc. became the Company’s subsidiary after the share exchange. The Company designs, develops and markets innovative power management components for the computer, consumer, industrial, automotive and communications markets.

The Company’s ordinary shares (“Shares”) were initially listed on The NASDAQ National Market (“NASDAQ”) on August 23, 2000, and on the Cayman Islands Stock Exchange on February 1, 2001. At the Extraordinary General Meeting of Shareholders (“EGM”) held on November 14, 2005, the shareholders approved a public global offering of the Company’s Shares and various matters related to the offering. Following the approval of these matters, the Company ceased trading its Shares on the NASDAQ, effected a 50-for-1 share split of Shares, created an American depositary share (“ADS”) program for the ADSs to be quoted on the NASDAQ, and delisted the Shares from the NASDAQ on November 25, 2005. The Company commenced trading of ADSs on the NASDAQ on November 28, 2005.

The Company has incorporated various wholly owned subsidiaries in the past, including, among others, O2Micro Electronics, Inc. (“O2Micro-Taiwan”), O2Micro International Japan Ltd. (“O2Micro-Japan”), O2Micro Korea Limited (“O2Micro-Korea”) and O2Micro (China) Co., Ltd. (“O2Micro-China”). O2Micro-Taiwan is engaged in operations and sales support services. O2Micro-Japan and O2Micro-Korea are engaged in sales support services. O2Micro-China and other subsidiaries are mostly engaged in research and development services.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Significant accounting estimates reflected in the Company’s consolidated financial statements include valuation allowance for deferred income tax assets, allowance for doubtful accounts, impairment of long- term investments, inventory valuation, useful lives for property and equipment, impairment of long-lived assets, pension and uncertain tax liabilities, and contingencies.

The COVID-19 pandemic did not materially and adversely impact the Company's overall operating results or business operations for the years ended December 31, 2021 and 2020. As of the date of issuance of these consolidated financial statements, the Company is not aware of any specific event or circumstance related to the pandemic that would require management to update the significant estimates and assumptions used in the preparation of the consolidated financial statements. As new events continue to evolve and additional information becomes available, any changes to these estimates and assumptions will be recognized in the consolidated financial statements as soon as they become known.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, restricted cash, short-term investments and accounts receivable. Cash is deposited with high credit quality financial institutions. For cash equivalents, restricted cash and short-term investments, the Company invests primarily in time deposits at the banks with good credit rating. For accounts receivable, the Company performs ongoing credit evaluations of its customers’ financial condition and the Company maintains an allowance for doubtful accounts based upon a review of the expected collectability of individual accounts.

For the year ended December 31, 2021, operating revenue generated from one customer accounted for 15% of the total; accounts receivable from the customer accounted for 17% of the total as of December 31, 2021. For the year ended December 31, 2020, operating revenue generated from two customers accounted for 14% and 11%, respectively, of the total; accounts receivable from these two customers accounted for 9% and 19%, respectively, of the total as of December 31, 2020.

Additionally, for the year ended December 31, 2021, five vendors accounted for 20%, 19%, 19%, 11% and 11% of the Company’s cost of goods sold, respectively; accounts payable from these five vendors accounted for 31%, 17%, 21%, 5% and 13%, respectively, of the total as of December 31, 2021. For the year ended

December 31, 2020, four vendors accounted for 32%, 19%, 11% and 10% of the Company’s cost of goods sold, respectively; accounts payable from these four vendors accounted for 18%, 23%, 18%, and 12%, respectively, of the total as of December 31, 2020.

Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, long-term investments, accounts receivable and accounts payable. The carrying amounts approximate the fair value due to the short-term maturity of those instruments. Long-term investments in public company equity securities are measured using the quoted market prices. Long-term investments in private company equity securities are measured at cost with adjustments for observable changes in price or impairments.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of not more than three months when purchased to be cash equivalents. Investments with maturities of more than three months are classified as short-term investments.

Restricted Cash

The Company classifies deposits made for customs and cash pledged to a bank for the issuance of letters of credit as restricted cash. The deposits are classified as current assets when restricted cash is within a twelve- month period from the balance sheet date.

Short-term investments

Short-term investment primarily comprises of the time deposits with original maturities between three months and one year. The carrying amounts approximate the fair value due to the short-term maturity of these time deposits.

Allowance for Credit Losses

On January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-13, Financial Instruments —Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments using the modified retrospective transition method. ASC 326 replaces the existing incurred loss impairment model with a forward-looking current expected credit loss ("CECL") methodology, which results in more timely recognition of credit losses. The Company has developed a CECL model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The Company considers historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses. Balances are written off when determined to be uncollectible.

Inventories

Inventories are stated at the lower of standard cost or net realizable value. The cost of inventories comprises cost of purchasing raw materials and where applicable, those overheads incurred in bringing the inventories to their present location and condition. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in, first-out basis. The Company assesses its inventory for estimated obsolescence or unmarketable inventory based upon management’s assumptions about future demand and market conditions and writes down inventory as needed.

Long-term Investments

Long-term investments in listed companies over which the Company does not exercise significant influence are recorded at fair value, and any changes in fair value are recognized in net income.

Long-term investments, including non-marketable equity investments and interests in venture capital funds, are measured at cost with adjustments for observable changes in price or impairments because those investments in equity securities do not have readily determinable fair value.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Major additions and betterments are capitalized, while maintenance and repairs are expensed as incurred.

Depreciation is computed on a straight-line basis over estimated service lives that range as follows: buildings - 35 to 50 years, equipment - 3 to 7 years, furniture and fixtures - 3 to 7 years, leasehold improvements - the shorter of the estimated useful life or the lease term, which is 2 to 5 years, and transportation equipment - 5 years.

Leases

The Company determines if an arrangement is a lease at inception. A lease exists when a contract conveys to the customer the right to control the use of an identified asset for a period of time in exchange for consideration. The definition of a lease embodies two conditions: (1) there is an identified asset in the contract that is land or a depreciable asset, and (2) the customer has the right to control the use of the identified asset. Operating leases are included in operating lease ROU assets, current lease liabilities, and noncurrent lease liabilities in the Company’s consolidated balance sheets. ROU assets are included in the account of property and equipment, net. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. The Company’s lease terms do not include options to extend or terminate leases unless the Company is reasonably certain that it will exercise those options. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Payments for leases of low-value assets under the Company’s capitalization policy and short-term leases with a lease term less than 12 months are recognized as expenses on a straight-line basis during the lease term for which the recognition exemption is applied.

For lease arrangements where the Company is the lessor, the Company recognizes lease income from operating leases on a straight-line basis over the lease term.

Long-lived Asset Impairment

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from the asset is separately identifiable and is less than the carrying value. If impairment occurs, a loss based on the excess of the carrying value over the fair value of the long-lived asset is recognized. Fair value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate.

Treasury Stock

The Company may retire ordinary shares repurchased under a share repurchase plan. Accordingly, upon retirement the excess of the purchase price over par value is allocated between additional paid-in capital and retained earnings based on the average issuance price of the shares repurchased. The Company may also determine not to retire ordinary shares repurchased for the purpose of reissuing them upon exercise of stock option, Employee Stock Purchase Plan, and release of restricted stock units (“RSUs”). The reissue cost of shares repurchased is determined by the moving average method. A repurchase of ADS is recorded as treasury stock when the Company completes the withdrawal of the underlying ordinary shares from the ADS program.

Revenue Recognition

The Company derives revenue from product sales and license. The Company determines revenue recognition through the following steps: (1) identification of the contract with a customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when, or as, the Company satisfies a performance obligation.

Product Sales

The Company generates revenue primarily from product sales, either directly to a customer or through a distributor. Revenue from product sales is recognized upon transfer of control of promised products to direct end customers or distributor in an amount that reflects the consideration the Company expects to receive in exchange for those products. In determining whether a contract exists, the Company evaluates the terms of the arrangement including rights, obligations and payment term, the relationship with the customer or distributor and their ability to pay.

At contract inception, the Company assesses the goods and shipping services promised in its contracts with customers and identifies a single performance obligation that the Company satisfies at a point in time. Payment for sales to customers is generally due on standard commercial terms.

The revenue recognized is adjusted based on an analysis of historical data and contractual terms. These adjustments, which are not material, generally include adjustments for pricing arrangements, product returns and incentives.

Licensing revenue

The Company recognizes licensing revenues when the Company satisfies a performance obligation by transferring a promised service (that is, an asset) to a customer. An asset is transferred when the customer obtains control of that asset.

Freight Costs

Costs of shipping and handling for delivery of the Company’s products that are reimbursed by customers are included as revenue in the consolidated statements of operations and comprehensive income. Shipping and handling costs are charged to cost of revenues as incurred.

Research and Development

Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge and intellectual property that will be useful in developing new products or processes, or at significantly enhancing existing products or production processes as well as expenditures incurred for the design and testing of product alternatives or construction of prototypes. All expenditures related to research and development activities of the Company are charged to operating expenses when incurred.

Advertising Expenses

The Company expenses all advertising and promotional costs as incurred at the amount of $1,105,000, $963,000, and $882,000 in 2021, 2020, and 2019, respectively; of which, advertising expenses amounted to $204,000, $198,000, and $261,000 in 2021, 2020, and 2019, respectively.

Pension Costs

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ pension accounts. For employees under defined benefit pension plans, pension costs are recorded based on the actuarial calculation.

Government Grants

Government grants received by the Company to assist with specific research and development activities are recognized as non-operating income. If the Company has an obligation to repay any of the funds provided by government grants regardless of the outcome of the research and development, the Company estimates that obligation and recognizes the amount as a liability.

On March 27, 2020, the U.S. federal government enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), which includes provision for a Paycheck Protection Program (“PPP”) administered by the U.S. Small Business Administration (“SBA”). The PPP allows qualifying businesses to borrow up to $10 million calculated based on qualifying payroll costs. The loan is guaranteed by the federal government and does not require collateral. On May 6, 2020, the Company entered into a PPP Loan with Union Bank, pursuant to the PPP under CARES for $604,000. The PPP Loan funds were received on May 6, 2020. The PPP Loan contains events of default and other provisions customary for a loan of this type. The PPP provides that (1) the use of PPP Loan amount shall be limited to certain qualifying expenses, (2) 100 percent of the principal amount of the loan is guaranteed by the SBA and (3) an amount up to the full principal amount plus accrued interest may qualify for loan forgiveness in accordance with the terms of CARES. The Company was in full compliance with all covenants with respect to the PPP Loan and used the full proceeds of the PPP Loan in accordance with the provisions of CARES. The Company submitted the PPP Loan Forgiveness Application and Union Bank has approved the forgiveness amount requested in the application in November 2020. In December 2020, Union Bank has received the payment from SBA, and the Company then accounted for the PPP Loan as an in-substance government grant and represent PPP loan income as other income.

Income Tax

The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the relevant years. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. The Company believes that uncertainty exists regarding the realizability of certain deferred income tax assets and, accordingly, has established a valuation allowance for those deferred income tax assets to the extent the realizability is not deemed to be more likely than not. Deferred income tax assets and liabilities are measured using enacted tax rates.

The Company utilizes a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained in a dispute with taxing authorities, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement, if any.

Stock-based Compensation

The Company grants stock options to its employees and certain non-employees and estimates the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service periods. The Company has elected to use the Black-Scholes option pricing model to determine the fair value of stock options on the date of grant. The Company also grants RSUs to its employees and the RSUs are measured based on the fair market value of the underlying stock on the date of grant.

Foreign Currency Transactions

The functional currency is the local currency of the respective entities. Foreign currency transactions are recorded at the rate of exchange in effect when the transaction occurs. Gains or losses, resulting from the application of different foreign exchange rates when cash in foreign currency is converted into the entities’ functional currency, or when foreign currency receivable and payable are settled, are credited or charged to income in the period of conversion or settlement. At year-end, the balances of foreign currency monetary assets and liabilities are recorded based on prevailing exchange rates and any resulting gains or losses are credited or charged to non-operating income or loss.

Translation of Foreign Currency Financial Statements

The reporting currency of the Company is the US dollar. Accordingly, the financial statements of the foreign subsidiaries are translated into US dollars at the following exchange rates: assets and liabilities - current rate on balance sheet date; shareholders’ equity - historical rate; income and expenses - weighted average rate during the year. The resulting translation adjustment is recorded as a separate component of shareholders’ equity.

Comprehensive Income (Loss)

Comprehensive income (loss) represents net income (loss) plus the results of certain changes in shareholders’ equity during a period from non-owner sources.

Recently adopted accounting pronouncements

In December 2019, the Financial Accounting Standards Board (“FASB”) issued an accounting update which eliminated certain exceptions to the general principles in ASC 740, such as recognizing deferred taxes for equity investments, the incremental approach to performing intra-period tax allocation, and calculating income taxes in interim periods. The standard also simplified income tax accounting for franchise taxes that are partially based on income, transactions with a government that result in a step-up in the tax basis of goodwill, separate financial statements of legal entities that are not subject to tax, and enacted changes in tax laws in interim period. This amendment is effective for fiscal years beginning after December 15, 2020. Early adoption is permitted. The adoption of this amendment did not have a material impact on the Company’s results of operations, financial position, cash flows or financial statement disclosures.

In March 2020, the FASB issued an accounting update, which provides temporary optional expedients and exceptions on contract modifications and hedging accounting to ease the financial reporting burdens of the expected market transition from the London Interbank Offered Rate (“LIBOR”) to alternative reference rates. The amendments in this update can be applied to contract modifications and hedge accounting made until December 31, 2022. In January 2021, the FASB issued another accounting update to refine the scope of Topic 848, which permits entities to elect certain optional expedients and exceptions when accounting for derivative contracts and certain hedging relationships affected by changes in the interest rates used for discounting cash flows, for computing variation margin settlements, and for calculating price alignment interest in connection with reference rate reform activities under way in global financial markets. The new guidance was effective upon issuance through December 31, 2022. The adoption of this amendment did not have a material impact on the Company’s results of operations, financial position, cash flows or financial statement disclosures.

In December 2021, the SEC issued Staff Accounting Bulletin (“SAB”) No. 120, which provides guidance on the measurement and disclosure of share-based payment arrangements that are entered into when an entity is in possession of material non-public information, to which the market is likely to react positively when such information is announced. The SAB became effective immediately and is applied prospectively. The adoption did not have an impact on the Company’s consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In November 2021, the FASB issued an accounting update to increase transparency in financial reporting by requiring business entities to disclose, in notes to their financial statements, information about certain types of government assistance they receive. This amendment is effective for the Company’s financial statements issued for annual periods beginning after December 15, 2021. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s results of operations, financial position, cash flows or financial statement disclosures.

3.	FAIR VALUE MEASUREMENTS

The Company measures its cash equivalents and marketable securities at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company also determines the fair value of long-term investments and long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 –	Observable inputs such as quoted prices for identical instruments in active markets;
Level 2 –	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;
Level 3 –	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value on recurring and nonrecurring bases were as follows:

(In Thousands)

	Fair Value Measurements at the End of the Reporting Period
	Level 1	Level 2	Level 3	Total

Items measured at fair value on a recurring basis on December 31, 2021
Cash and cash equivalents
Money market funds	$-	$170	$-	$170
Short-term investments
Time deposits with original maturity of more than 3 months but less than 12 months	$29,186	$-	$-	$29,186
Items measured at fair value on a recurring basis on December 31, 2020
Cash and cash equivalents
Money market funds	$-	$171	$-	$171
Short-term investments
Time deposits with original maturity of more than 3 months but less than 12 months	$29,054	$-	$-	$29,054

The fair value estimates in the money market funds are based on observable market information rather than market quotes. Accordingly, the estimates of fair value for cash and cash equivalents were determined based on Level 2 inputs on December 31, 2021 and 2020, respectively.

4.	CASH AND CASH EQUIVALENTS

	(In Thousands)

	December 31
	2021	2020

Time deposits	$7,669	$6,513
Savings and checking accounts	12,916	12,045
Money market funds	170	171
Petty cash	25	23
Total	$20,780	$18,752

5.	SHORT-TERM INVESTMENTS

	(In Thousands)

	December 31
	2021	2020

Time deposits with original maturity of more than 3 months but less than 12 months	$29,186	$29,054

6.	INVENTORIES

	(In Thousands)

	December 31
	2021	2020

Finished goods	$10,451	$6,328
Work-in-process	5,818	6,108
Raw materials	9,316	6,781
Provisions for obsolete inventories	(6,062)	(6,629)
Total	$19,523	$12,588

The Company periodically evaluates inventory and establishes provisions for obsolescence, excess quantities, slow-moving goods, and for other impairment of value. The following table shows the movement of provisions for obsolete inventories.

	(In Thousands)

	Years Ended December 31
	2021	2020	2019

Balance at beginning of year	$6,629	$6,632	$6,597
Charge to cost and expenses	800	405	1,359
Other deductions	(1,367)	(408)	(1,324)
Balance at end of year	$6,062	$6,629	$6,632

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	(In Thousands)

	December 31
	2021	2020

Prepaid expenses	$712	$724
Other receivable (note 11)	514	1,482
VAT refunds receivable	509	1
Payment in advance	269	216
Interest receivable	55	101
Other	28	24
Total	$2,087	$2,548

In the fourth quarter of 2020, the Company purchased raw materials from foundry suppliers on behalf of Big Moment Hong Kong Limited (“BMT HK”), an affiliate of Dashun Technology Limited (“Dashun”) and collected the related amounts from BMT HK accordingly. $1,132,000 and $629,000 were recorded as other receivables and other payables, respectively, as of December 31, 2020, while $287,000 and $218,000 were recorded as other receivables and other payables, respectively, as of December 31, 2021. Please refer to Note 11 for the streamline activities with Dashun.

8.	LONG-TERM INVESTMENTS

	(In Thousands)

	December 31
	2021	2020

Sigurd Microelectronics (Cayman) Co., Ltd. (“Sigurd Cayman”)	$992	$992

In July 2008, the Company invested in preferred shares of Sigurd Cayman to become a strategic partner of Sigurd Microelectronics Corporation (“Sigurd”). Under ASU 2016-01, the Company utilizes the measurement alternative to account for equity investments in privately held companies without readily determinable fair values. As of December 31, 2021, the Company held 8,557,577 shares, which represented an 18.88% ownership of Sigurd Cayman. No impairment losses were incurred related to investment in Sigurd Cayman in 2021.

In November 2005, the Company invested in Philip Ventures Enterprise Fund (“PVEF”), a fund management company in Singapore, with an investment amount of $585,000 (SG$1,000,000) for 20 units in the placement at SG$50,000 per unit. The Company held a 5% interest in the fund as of December 31, 2018. In March 2019, the liquidator of PVEF declared a final distribution and the fund would be dissolved at the expiration of 3 months from the date of the final meeting held in April 2019. As a result, the Company recorded an impairment charge of $30,000 which is the difference between carrying cost and the liquidation value.

The Company invested $1,960,000 (NT$62,900,000) in Excelliance MOS Co., Ltd. (“EMC”)’s 3,468,000 ordinary shares in June 2010. EMC is a fabless power device design company in Taiwan, specialized in power semiconductor process development, and the design of high efficiency power device and system. In January 2018, EMC successfully listed on Taipei Exchange. The Company recognized gains on its quoted market price to record the changes in fair value. The gain of $818,000 and the loss of $79,000 on net fair value changes including a portion of disposal were recorded for the years ended December 31, 2019, and 2020, respectively. The Company has sold all the remaining shares in 2020 and held no shares of EMC as of December 31, 2020.

9.	PROPERTY AND EQUIPMENT, NET

	(In Thousands)

	December 31
	2021	2020

Cost
Land	$2,510	$2,510
Buildings	6,066	6,066
Equipment	25,983	19,659
Furniture and fixtures	693	734
Leasehold improvements	2,999	2,335
Transportation equipment	903	784
Property leased to others	4,595	4,466
ROU assets	4,418	4,156
	48,167	40,710
Accumulated depreciation
Buildings	2,369	2,228
Equipment	17,919	16,724
Furniture and fixtures	623	668
Leasehold improvements	2,106	1,936
Transportation equipment	532	538
Property leased to others	693	621
ROU assets	1,604	1,244
	25,846	23,959
Equipment pending for inspection	1,290	515
Total	$23,611	$17,266

Depreciation expense recognized during the years ended December 31, 2021, 2020, and 2019, was approximately $2,117,000, $1,322,000, and $1,023,000, respectively.

In the third quarter of 2019, the Company sold two building units in Hsinchu, Taiwan and a net gain of $500,000 was recorded for the year ended December 31, 2019.

10.	LEASES

The Company’s leases have remaining lease terms of less than one year to eight years. The Company’s lease terms do not include options to extend or terminate leases because the Company was not reasonably certain that it would exercise those options. Lease expense for minimum lease payments is recognized on a straight- line basis over the lease term. The Company’s lease agreements do not contain any variable lease payments, material residual value guarantees or material restrictive covenants.

The table below presents the lease-related assets and liabilities recorded on the consolidated balance sheets as of December 31, 2021 and 2020, respectively:

		(In Thousands)

	Classification on Consolidated	Years Ended December 31
	Balance Sheet	2021	2020

Assets
Operating lease assets	Property and equipment, net	$2,814	$2,912
Liabilities
Current - operating	Current lease liabilities	$1,076	$865
Noncurrent - operating	Noncurrent lease liabilities	1,775	2,091
Total lease liabilities		$2,851	$2,956
Weighted-average remaining lease term - operating leases		4.13 years	5.02 years
Weighted-average discount rate - operating leases (1)		2.84%	2.84%

(1)	As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms.

Supplemental information related to the Company’s operating leases for the years ended December 31, 2021 and 2020 is as follows:

	(In Thousands)

	Years Ended December 31
	2021	2020

Cash paid for operating leases	$1,792	$1,614

Operating lease costs were $1,824,000 and $1,632,000 during the years ended December 31, 2021 and 2020, respectively. Short-term lease costs during the years ended December 31, 2021 and 2020 were immaterial to the consolidated financial statements.

Maturities of lease liabilities were as follows:

(In Thousands)

Year	Operating Leases

2022	$1,130
2023	770
2024	307
2025	162
2026	519
Total minimum lease payments	2,888
Less: amount of lease payments representing interest	(37)
Present value of future minimum lease payments	2,851
Less: current obligation under leases	(1,076)
Long-term lease obligations	$1,775

11.	OTHER ASSETS

	(In Thousands)

	December 31
	2021	2020

Deferred charges	$1,370	$3,194
Refundable deposits (note 17)	1,290	474
Land use rights	630	649
Deferred income tax assets – noncurrent (note 13)	50	52
Total	$3,340	$4,369

Deferred charges are advanced payments for consulting, maintenance, and engineering license contracts and are amortized over the terms of the contracts from 2 to 5 years. Amortization expense of the deferred charges for the years ended December 31, 2021, 2020, and 2019, was approximately $2,213,000, $1,884,000, and $738,000, respectively.

In order to focus on high entry barrier and high margin mixed-signal design market, the Company in May of 2020 entered into two-year agreements with Dashun to streamline the power group, which comprised of the Company’s internal circuits products for smart phone and notebook business in China. Dashun was engaged to support the company’s existing power group customers in China by providing continuous product sales and related engineering services supports. The Company has paid $3,000,000 as prepayment of services (recoded as deferred charges) and amortized it on a straight-line basis over two-year service lives. Meanwhile, the Company provides the support service of operation and testing to the products designated by Dashun. Amounts under the agreement are to be received in installments by the end of April 2022 in accordance with an agreed upon collection schedule, which is started from May 2020, and the amount were $400,000 and $275,000 each quarter for the first and second year, respectively, and should be paid no later than two months by the end of each quarter. The receivables resulted from this contract for the years ended December 31, 2021 and 2020, were $183,000 and $267,000, respectively, (recorded as other receivable).

In June of 2020, the Company sold related research and development, testing and office equipment scoping into the streamlined project to Beijing Big Moment Technology Co., Ltd. (“BMT Beijing”), an affiliate of Dashun, with the amount about $140,000 collectively and a net gain of $5,000 was recorded for the year ended December 31, 2020. In August of 2020, we also sold certain China registered patents related to smart phone and power products to BMT Beijing with the amount about $150,000.

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight- line basis over the term of the land use rights agreement which is 49.7 years. Amortization expense of the land use rights for the years ended December 31, 2021, 2020, and 2019, were all approximately $19,000.

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	(In Thousands)

	December 31
	2021	2020

Salaries, bonus and benefits	$3,613	$2,628
Engineering related expenses	465	1,070
Other payables (note 7)	348	629
Legal and audit fees	302	186
Shipping expenses	169	152
Withholding tax payable	151	118
Promotional expenses	107	83
Warranty provision	96	114
Value-added tax payable	37	50
Payable for acquisition of equipment	9	283
Other accrued expenses	476	621
Total	$5,773	$5,934

13.	INCOME TAX

The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdiction where they are located.

Income (loss) before income taxes consisted of:

	(In Thousands)

	Years Ended December 31
	2021	2020	2019
Cayman Islands	$9,601	$4,169	$(6,355)
Foreign	3,484	2,895	2,487
Total	$13,085	$7,064	$(3,868)

Income tax expense consisted of:

	(In Thousands)

	Years Ended December 31
	2021	2020	2019

Current	$978	$942	$1,304
Deferred	(6)	(5)	(133)
Total	$972	$937	$1,171

The Company and its subsidiaries file separate income tax returns. The applicable statutory income tax rate in the Cayman Islands was zero for the Company for the years being reported. The reconciliation between the provision for income taxes at the statutory rate and the provision for income taxes at the effective tax rate is as follows:

	(In Thousands)

	Years Ended December 31
	2021	2020	2019

Tax expense at statutory rate	$-	$-	$-
Increase (decrease) in tax resulting from:
Differences between Cayman and foreign tax rates	525	294	344
Withholding taxes on repatriation of subsidiary profits	383	286	351
Changes in valuation allowances for deferred income tax assets	196	3	91
Withholding taxes on interest income	83	83	83
Adjustments to prior years’ taxes	15	34	34
Alternative Minimum Tax on EMC stock sales	-	184	345
Changes in deferred income tax assets and liabilities	(202)	(8)	(224)
Other	(28)	61	147
Total	$972	$937	$1,171

The deferred income tax assets and liabilities as of December 31, 2021 and 2020 consisted of the following:

	(In Thousands)

	December 31
	2021	2020

Deferred income tax assets
Research and development credits	$7,062	$6,908
Depreciation and amortization	137	102
Accrued vacation and other expenses	49	41
Net operating loss carryforwards	20	23
	7,268	7,074
Valuation allowance	(7,218)	(7,022)
Total net deferred income tax assets	$50	$52
Deferred income tax liabilities
Withholding taxes on repatriation of subsidiary profits	$537	$545

The valuation allowance shown in the table above relates to net operating losses, credit carryforwards and temporary differences for which the Company believes that realization is not more than likely. The valuation allowance increased by $196,000, $3,000, and $91,000 for the years ended December 31, 2021, 2020, and 2019, respectively. The changes in the valuation allowance in 2021, 2020, and 2019, were primary due to the fluctuations in R&D credits from O2Micro Inc. that could not be utilized.

As of December 31, 2021, O2Micro, Inc. had U.S. federal and state research and development credit carryforwards of approximately $5,581,000 and $7,551,000, respectively. The U.S. federal research and development credit will expire from 2023 through 2040 if not utilized, while the state research and development credit will never expire. Utilization of the research and development credits may be subject to significant annual limitation due to the ownership change limitations provided by the U.S. Internal Revenue Code of 1986 and similar provisions in the State of California’s tax regulations. The annual limitation may result in the expiration of federal research and development credits before utilization.

As of December 31, 2021, the Company’s subsidiary had U.S. net operating loss carryforwards for California tax purpose of $282,000, which will expire, if not utilized beginning in 2028.

To better position itself for the future growth phase, the Company considered the repatriation of the earnings from subsidiaries in Taiwan and China beginning in the second quarter of 2015. As a result, deferred tax liabilities from withholding tax for the unremitted earnings in Taiwanese and Chinese subsidiaries have been recorded for $537,000 and $545,000 as of December 31, 2021 and 2020, respectively.

The Company files income tax returns in various foreign jurisdictions. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2016 because of the statute of limitations.

14.	RETIREMENT AND PENSION PLANS

The Company has a savings plan that qualifies under Section 401(k) of the US Internal Revenue Code. Participating employees may defer up to the US Internal Revenue Service statutory limit amounts of pretax salary. The Company may make voluntary contributions to the savings plan but has made no contributions since the inception of the savings plan in 1997.

The Company also participates in mandatory pension funds and social insurance schemes, if applicable, for employees in jurisdictions in which other subsidiaries or offices are located to comply with local statutes and practices. For the years ended December 31, 2021, 2020, and 2019, pension costs charged to income in relation to the contributions to these schemes were $1,029,000, $252,000, and $1,148,000, respectively. The Company adopted a defined benefit pension plan and established an employee pension fund committee for certain employees of O2Micro-Taiwan who are subject to the Taiwan Labor Standards Law (“Labor Law”) to comply with local requirements. This benefit pension plan provides benefits based on years of service and average salary computed based on the final six months of employment. The Labor Law requires the Company to contribute between 2% to 15% of employee salaries to a government specified plan, which the Company currently makes monthly contributions equal to 2% of employee salaries. Contributions are required to be deposited in the name of the employee pension fund committee with the Bank of Taiwan.

The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Labor Standards Law. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2021, and 2020, the asset allocation was primarily in equity securities, debt securities and cash. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two- year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the companies by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets.

The percentage of major category of plan assets as of December 31, 2021 and 2020 were as follows:

	December 31
	2021	2020

Cash	19%	12%
Debt securities	28%	28%
Equity securities	43%	49%

Changes in projected benefit obligation and plan assets for the years ended December 31, 2021, 2020 and 2019 were as follows:

	(In Thousands)

	Years Ended December 31
	2021	2020	2019

Projected benefit obligation, beginning of the year	$1,034	$979	$1,018
Service cost	4	3	3
Interest cost	3	7	7
Actuarial loss (gain)	21	19	(34)
Settlement	(25)	(26)	(38)
Effect of changes in foreign exchange rate	30	52	23
Projected benefit obligation, end of the year	$1,067	$1,034	$979
Fair value of plan assets, beginning of the year	$857	$765	$697
Employer contributions	22	19	19
Actual return on plan assets	15	31	31
Effect of changes in foreign exchange rate	26	42	18
Fair value of plan assets, end of the year	$920	$857	$765

The component of net periodic benefit cost was as follows:

	(In Thousands)

	Years Ended December 31
	2021	2020	2019

Service cost	$4	$3	$3
Interest cost	3	7	7
Expected return on plan assets	(15)	(13)	(12)
Amortization of net pension loss	2	2	6
Curtailment or settlement loss	3	3	5
Net periodic benefit (income) cost	$(3)	$2	$9

The funded status of the plan was as follows:

	(In Thousands)

	December 31
	2021	2020

Accumulated benefit obligation	$(932)	$(889)
Project benefit obligation	(1,067)	(1,034)
Plan assets at fair value	920	857
Funded status of the plan	$(147)	$(177)

The actuarial assumptions to determine the benefit obligations were as follows:

	December 31
	2021	2020

Discount rate	0.7%	0.3%
Rate of compensation increases	2.0%	2.0%

The actuarial assumptions to determine the net periodic benefit cost were as follows:

	Years Ended December 31
	2021	2020	2019

Discount rate	0.3%	0.7%	0.8%
Rate of compensation increases	2.0%	2.0%	2.0%
Expected long-term rate of return on plan assets	1.8%	1.8%	1.8%

The expected long-term rate of return shown for the plan assets was deliberated based on the ten-year average return on plan assets of Trust Department of Bank of Taiwan and the average two-year deposit interest rate of local banking institutions.

Estimated future benefit payments are as follows:

(In Thousands)

Year
2022	$173
2023	36
2024	158
2025	27
2026 and thereafter	326

15.	STOCK-BASED COMPENSATION

Employee Stock Purchase Plan

In May 2009, the Board adopted the 2009 Employee Stock Purchase Plan (“2009 Purchase Plan”). The 2009 Purchase Plan permitted eligible employees to purchase ordinary shares through payroll deductions, which may range from 1% to 10% of an employee’s regular base pay. The 2009 Purchase Plan was implemented through consecutive offer periods of 3 months’ duration commencing on the first day of February, May, August and November. Under the 2009 Purchase Plan, ordinary shares may be purchased at a price equal to the lesser of 90% of the fair market value of the Company’s ordinary shares on the date of grant of the option to purchase (which is the first day of the offer period) or 90% of the fair market value of the Company’s ordinary shares on the applicable exercise date (which is the last day of the offer period). Employees may have elected to discontinue their participation in the purchase plan at any time; however, all of the employee’s payroll deductions previously credited to the employee’s account will be applied to the exercise of the employee’s option on the next exercise date. Participation ends automatically on termination of employment with the Company. The 2009 Purchase Plan has a term of 10 years, if not terminated earlier. A total of 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan starting November 2009. As approved by the Annual General Meeting of Shareholders (“AGM”) held in June 2012 and June 2016, additional 15,000,000 and 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan, respectively. From 2019 to 2021, 7,817,850 ordinary shares had been purchased under the 2009 Purchase Plan.

Stock Option Plans

The Board adopted the 2005 Share Option Plan (“2005 SOP”), which was effective on March 2, 2006. The adoption of the 2005 SOP also resulted in the Board terminating the 1997 Stock Plan and 1999 Stock Incentive Plan. The Company began issuing stock options solely under the 2005 SOP for up to 100,000,000 ordinary shares. As approved by the EGM held on May 30, 2009, the number of shares available for issue was increased from 100,000,000 to 175,000,000 shares. As approved by the AGM held on June 22, 2012, additional 50,000,000 ordinary shares were reserved for issuance under the 2005 SOP. Under the terms of the 2005 SOP, stock options are generally granted at fair market value of the Company’s ordinary shares. The stock options have a contractual term of 8 years from the date of grant and vest over a requisite service period of 4 years. As of December 31, 2021, the number of stock options outstanding and exercisable was 52,116,400 and 52,116,400, respectively, under the 2005 SOP.

In 2015, the Board adopted the 2015 Stock Incentive Plan (“2015 SIP”), which was approved by the Shareholders in July 2015, and replaced the 2005 SOP after it expired on March 2, 2016. The 2015 SIP succeeded the 2005 SOP and the 2005 Share Incentive Plan (“2005 SIP”). The 2015 SIP provides for the granting to employees of incentive stock options, restricted shares, cash dividend equivalent rights, RSUs or stock appreciation rights or similar right (collectively referred to as “Awards”) to the employees, directors and consultants of the Company. The maximum aggregate number of new shares reserved for issuance pursuant to all Awards under the 2015 SIP is 100,000,000 ordinary shares, plus the remaining balance rolled into the 2015 SIP from the 2005 SOP and 2005 SIP, respectively. As approved by the AGM held in July 2021, additional 100,000,000 ordinary shares were reserved for issuance under the 2015 SIP. The maximum number of and kind of Awards granted under the 2015 SIP shall not each exceed 125,000,000 ordinary shares. The Awards granted are generally vested over a requisite service period of 4 years. As of December 31, 2021, the number of stock options outstanding and exercisable was 103,281,400 and 62,845,750, respectively, under the 2015 SIP.

A summary of the Company’s stock option activity under the plans as of December 31, 2021, and changes during the year then ended is presented as follows:

		Weighted	Weighted
		Average	Average	Aggregate
	Number of	Exercise	Remaining	Intrinsic
	Options Shares	Price	Contract Life	Value

Outstanding Options, January 1, 2021	172,093,650	$0.0611
Granted	22,228,550	$0.1642
Exercised	(31,670,950)	$0.0513
Forfeited or expired	(7,253,450)	$0.1133
Outstanding Options, December 31, 2021	155,397,800	$0.0755	3.61	$4,678,202
Vested and Expected to Vest Options on December 31, 2021	144,959,889	$0.0716	3.37	$4,587,846
Exercisable Options on December 31, 2021	114,962,150	$0.0588	2.47	$4,198,094

The total intrinsic value of options exercised during the years ended December 31, 2021, 2020, and 2019 was $3,292,100, $774,100, and $800, respectively.

The following table summarizes information about outstanding and vested stock options:

	Options Outstanding			Options Exercisable
		Weighted Average	Weighted		Weighted
		Remaining	Average	Number	Average
	Number	Contractual	Exercise	Exercisable	Exercise
Range of Exercise Prices	Outstanding	Life	Price	and Vested	Price

$0.0265 - $0.0314	39,467,850	2.85	$0.0309	37,170,250	$0.0309
$0.0318 - $0.0506	37,634,950	3.13	$0.0410	31,750,250	$0.0424
$0.0612 - $0.0800	35,893,450	0.87	$0.0779	35,700,500	$0.0780
$0.1270 - $0.1790	42,401,550	7.06	$0.1454	10,341,150	$0.1428
Balance, December 31, 2021	155,397,800	3.61	$0.0755	114,962,150	$0.0588

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model that use the assumptions in the following table. Risk-free interest rate is based on the US Treasury yield curve in effect at the time of grant. The Company uses the simplified method to estimate the expected life because the options are considered as plain vanilla share-based payment awards. Expected volatilities are based on historical volatility of stock prices for a period equal to the options’ expected term. The dividend yield is zero as the Company has never declared or paid dividends on the ordinary shares or other securities and does not anticipate paying dividends in the foreseeable future.

		Stock Options		Employee Stock Purchase Plan
	Years Ended December 31			Years Ended December 31
	2021	2020	2019	2021	2020	2019

Risk-free interest rate	0.45%-0.92%	0.21%-1.32%	1.39%-2.43%	0.04%-0.07%	0.09%-1.57%	1.52%-2.43%
Expected life (in years)	5	5	5	0.25-0.26	0.25-0.26	0.25-0.26
Volatility	54%-56%	42%-52%	42%	47%-97%	37%-104%	44%-58%
Dividend	-	-	-	-	-	-

The weighted-average grant-date fair value of options granted during the years ended December 31, 2021, 2020, and 2019 was $0.1642, $0.0980, and $0.0128, respectively. The weighted-average fair value of options granted under the 2009 Purchase Plan during the years ended December 31, 2021, 2020, and 2019 was $0.0382, $0.0148, and $0.0060, respectively.

Share Incentive Plan

The Board adopted the 2005 SIP, which was effective on March 2, 2006. The 2005 SIP provides for the grant of restricted shares, RSU, share appreciation rights and dividend equivalent rights up to 75,000,000 ordinary shares. As approved by the EGM held on May 30, 2009, the number of shares available for issue was increased from 75,000,000 to 125,000,000 shares. As approved by the AGM held on June 22, 2012, an additional 62,500,000 ordinary shares were reserved for issuance under the 2005 SIP. These awards under 2005 SIP may be granted to employees, directors and consultants of the Company. The granted RSUs are generally vested over a requisite service period of 4 years. In 2015, the Board adopted the 2015 SIP, which was approved by the Shareholders in July 2015, and replaced the 2005 SIP after it expired on March 2, 2016. Please refer to above discussions for 2015 SIP.

A summary of the status of the Company’s RSUs as of December 31, 2021, and changes during the year ended December 31, 2021, is presented as follows:

		Weighted
	Number of	Average
	Outstanding	Grant-Date
	RSUs	Fair Value

Nonvested on January 1, 2021	92,341,800	$0.0314
Granted	34,486,900	$0.1287
Vested	(34,819,500)	$0.0335
Forfeited and expired	(2,682,500)	$0.0407
Nonvested on December 31, 2021	89,326,700	$0.0679

As of December 31, 2021, there was $5,425,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans including stock options and RSUs. The cost is expected to be recognized over a weighted-average period of 3.10 years. The total fair value of RSUs vested during the years ended December 31, 2021, 2020, and 2019 was $1,165,000, $1,298,000, and $1,065,000, respectively.

Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2021, 2020, and 2019, was $1,753,000, $553,000, and $116,000, respectively.

Ordinary Shares Reserved

As of December 31, 2021, ordinary shares reserved for future issuance were as follows:

Outstanding stock options	155,397,800
Outstanding RSUs	89,326,700
Shares reserved for future Awards grants	96,195,700
Shares reserved for Employee Stock Purchase Plan	12,443,150
Total	353,363,350

Shares issued for the exercise of stock options, Employee Stock Purchase Plan and shares vested under restricted stock units are mainly from the treasury shares.

16.	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing net (loss) income by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period, using the treasury stock method for options.

A reconciliation of the numerator and denominator of basic and diluted earnings (loss) per share calculations was as follows:

	Years Ended December 31
	2021	2020	2019

Net income (loss) (in thousands)	$12,113	$6,127	$(5,039)
Weighted average shares outstanding (in thousands) – basic	1,418,541	1,348,899	1,316,032
Effect of dilutive securities:
Options and RSUs (in thousands)	137,489	87,309	-
Weighted average shares outstanding (in thousands) – diluted	1,556,030	1,436,208	1,316,032
Earnings (loss) per share
Basic	$0.01	$-	$-
Diluted	$0.01	$-	$-
Earnings (loss) per ADS
Basic	$0.43	$0.23	$(0.19)
Diluted	$0.39	$0.21	$(0.19)

Certain outstanding options and RSUs were excluded from the computation of diluted EPS since their effect would have been anti-dilutive. The anti-dilutive stock options excluded and their associated exercise prices per share were 45,556,000 shares at $0.1270 to $0.1790 as of December 31, 2021, 91,498,000 shares at $0.0266 to $0.1270 as of December 31, 2020, and 167,717,500 shares at $0.0266 to $0.1636 as of December 31, 2019. The anti-dilutive RSUs excluded were 11,366,000 shares, 4,830,000 shares, and 89,445,350 shares as of December 31, 2021, 2020, and 2019, respectively.

17.	COMMITMENTS

Purchase obligations and commitments include payments due under various types of license, maintenance and support agreements with contractual terms from one to three years. As of December 31, 2021, those purchase commitments were as follows:

(In Thousands)

Year
2022	$515
2023	285
2024	82
Total	$882

Prepayment for foundry capacity

In order to accommodate the anticipated product demand, the Company has entered into an agreement with a foundry provider to guarantee a specified portion of production capacity that shall be purchased from 2022 to 2023. Under the agreement, the Company is required to make a payment in advance to undertake the purchase of this specified capacity, such payment is refundable once the arranged conditions are met. The prepayment is amounted to $790,000 and was included in the balance of refundable deposit as of December 31, 2021. The Company believes that the guaranteed purchase will be fulfilled.

18.	CONTINGENCIES

Legal Proceeding

The Company, as a normal course of business, is a party to litigation matters, legal proceedings, and claims. These actions may be in various jurisdictions and may involve patent protection and/or infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company’s financial position or its results of operations. No provision for any litigation has been provided as of December 31, 2021 and 2020.

19.	FINANCIAL INSTRUMENTS

Information on the Company’s financial instruments was as follows:

	(In Thousands)

	December 31
	2021		2020
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Assets
Cash and cash equivalents	$20,780	$20,780	$18,752	$18,752
Restricted cash	39	39	37	37
Short-term investments	29,186	29,186	29,054	29,054
Long-term investments	992	992	992	992

The carrying amounts of cash and cash equivalents, restricted cash and short-term investments reported in the consolidated balance sheets approximate their estimated fair values.

The Company utilizes the measurement alternative for long-term investments in equity investments in privately held companies without readily determinable fair values and revalues these investments at cost less impairment, plus or minus observable price changes (in orderly transactions) of an identical or similar investment of the same issuer.

20.	SEGMENT INFORMATION

The Company does not identify or allocate assets by operating segment, nor does the chief operating decision maker (“CODM”) evaluate operating segments using discrete as set information. The Company does not have inter-segment revenue, and, accordingly, there is none to be reported. The Company does not allocate gains and losses from interest and other income, or income taxes to operating segments. The accounting policies for segment reporting are the same as for the Company as a whole.

Revenues by geographic region are based on the location to which our products or services are delivered and were as follows:

	(In Thousands)

	Years Ended December 31
	2021	2020	2019

China	$88,103	$70,306	$52,233
Singapore	2,598	1,216	648
Taiwan	2,325	2,579	2,016
Malaysia	2,138	1,895	1,287
Korea	2,109	719	950
Philippines	2,005	333	241
Japan	1,544	1,189	1,354
U.S.A.	23	22	2,077
Other	251	76	122
Total	$101,096	$78,335	$60,928

Revenues by product category were as follows:

	(In Thousands)

	Years Ended December 31
	2021	2020	2019

Integrated Circuits
Analog	$55,924	$35,152	$23,901
Mixed-signal	45,113	43,113	34,944
Digital	14	-	3
Licensing revenue	45	70	2,080
Total	$101,096	$78,335	$60,928

For the years ended December 31, 2021, one customer accounted for 10% or more of revenues. For the years ended December 31, 2020 and 2019, two customers accounted for 10% or more of revenues. The percentage of revenues to these customers was as follows:

	Years Ended December 31
	2021	2020	2019

Customer A	15%	14%	14%
Customer B	8%	11%	12%

Long-lived assets consisted of property and equipment and were as follows based on the physical location of the assets at the end of each year:

	(In Thousands)

	December 31
	2021	2020	2019

Taiwan	$9,977	$8,859	$7,621
China	9,602	4,171	3,661
U.S.A.	3,814	4,138	4,015
Other	218	98	254
Total	$23,611	$17,266	$15,551

21.	SUBSEQUENT EVENT

On March 14, 2022, the Company received the preliminary, non-binding proposal (the “Proposal Letter”) for acquiring all of the outstanding shares (including ADS) for a purchase price of $5.50 per ADS in cash (the “Proposed Transaction”). A special committee composed of two of its independent directors was formed accordingly to evaluate and consider such proposal or any other transactions with the assistance of independent financial and legal advisors retained by the special committee. The special committee has yet to make any recommendation as of the date of issuance of these consolidated financial statements. The Company cautions that the Board has just received the Proposal Letter and has not made any decisions with respect to the Proposal Letter and the Proposed Transaction. There can be no assurance that any definitive offer to the Company will be made, that any definitive agreement relating to the Proposal Letter will be entered, or that the Proposed Transaction or any other similar transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

O_2Micro®

Breathing Life into Mobility

Advanced Solutions for Industry Leaders!

Beijing
Seoul
Wuhan
Tokyo
Chengdu
Shanghai
Shenzhen
Taipei
Hsinchu
Hong Kong
Santa Clara
Cayman Islands

Marketing Support Centers:

•Santa Clara •Seoul

•Shanghai •Taipei •Tokyo

Operations and Design Centers:

•Beijing •Chengdu •Hong Kong

•Hsinchu •Santa Clara •Shanghai •Taipei •Wuhan

Area Lighting Technology™, Free dimming™, Express Charge™, and combinations thereof are trademarks of O_2Micro. The O_2Micro Logo and text, Breathing Life into Mobility®, PO$_2$WER®, S.A.F.E. Technology®, SmartCardBus®, SmartCardSensing®, PO$_2$WER-ON-DEMAND®, ExpressSwitch®, Cool Charge®, Topology-on-Demand®, ALT®, Constant-Ripple-Current®, Breathing Life into Security®, Security Logo Bug, Cool Battery Technology®, Battery Balancing on Demand®, BLEEDING ON DEMAND®, CO$_2$OL Battery Technology®, O2 Lock Device, Livingstone Energy®, Smart SOC®, and combinations thereof are registered trademarks of O_2Micro. The absence of the trademark symbol in any of the product names or logos belonging to O_2Micro appearing anywhere in the text of this document does not constitute a waiver of O_2Micro's trademark or other intellectual property rights concerning that name or logo. All other product and brand names are trademarks and/or registered trademarks of their respective owners.

This Annual Report to Shareholders contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our future results of operations and business prospects. These forward-looking statements are based upon our current assumptions and beliefs in light of the information currently available to us. Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. The statements in this Annual Report are subject to risks and uncertainties, including, among others, certain economic, political and technological factors. Actual results could differ materially from those stated or implied in this Annual Report to shareholders, due to, but not limited to, such factors as reduced demand for products of electronic equipment by manufacturers which include O_2Micro's products; adverse economic conditions generally or specifically affecting O_2Micro's markets; technical difficulties and delays in the product development process; and product and manufacturing errors in O_2Micro's products and its customers' products. You are also referred to our Form F-1 filed in connection with O_2Micro's initial public offering in August 2000, our Form F-3 filed in connection with our public offering in November 2001, and our annual Form 20-F's, all of which are on file with the SEC and identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. We assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Advanced Solutions for Industry Leaders! Beijing a.out • WUllan • • Tokyo Chengdu • • • Shangh ai lhenzhen e •• Ttlpel • H alnc h u Hong K ong e Ceym1n lal1 nda • Marketing Support Centers : • Santa Clara • Seou l • Shanghai • Taipe i • Tokyo Operations and Design Centers : • Be i jing • Chengdu • Hong Kong • Hs i nchu • Santa Clara • Shanghai • Ta i pe i • Wuhan Area Lighting Technology'", Freedimming"', Express Charge"'. endcombinations thereof ere trademerks of O,Mtero The O,MICfo Logo and text, Breathing Life into Mob 1 hty", PO,WER S . A FE Tecllnology"', SmartCerdBus SmartCerdSens 1 ng PO WER - ON - OEMANO . ExpressSwitch', Cool Charge' Topology - on - Demand ALT"' Constant - R 1 pple - Currenr Breathing Life into Security' Security Logo Bug Cool Battery Technolog . Battery Balancing on Demand BLEEDING ON DEMAND , CO . CL Battery Technology" 02 Lock Device . Livingstone Energy", Smart SOC and comblnatJons thereof are registered trademarks of O,M 1 cro The absence of the trademark symbolmany oftheproduct names or logos belonging to O . Moero appearing anywhere 1 n the text of this document does not constitute a waiver or O . Mtcro's trademark or other 1 ntellectuat property nghts concerning that name or logo A ll other product and brand names ere trademarks andtor registered trademarks of their respective owners This Annual Report to Shareholders contains "forward - lookingstatements· w 1 thIn the meaning of Seebon 27 A of the Securities Act of 1933 and Section 21 E or the Secunties Exchange Act of 1934 ,including statements regardingour futureresultsof operabons and business prospects These forward - look • mg statements are baseduponour current assumptions and beliefsin ltghlof the 1 nforrnahon currently available to us Actual resultsmay differmatenally from those expressed or 1 mphed in these forward - loo king statements for a variety of reasons The statements In this Annual Report are subject to nsks and uncertainties,IncJud 1 ng, among others, certain economic pol 1 bcal and technological factors Actual results could differ matenafly from those stated or 1 mphed In this Annual Report lo shareholders . due to . but not limited to . such factors as reduceddemand for products of electronicequipment by manu • fecturers which Include O . Mlcro·s products . adverse economic conditions generally or spec,fically effecting o . Mocro·s markets technical d 1 fficu,toes and delays In the product development process: and product and manuladunng errors In O .Micros products and 1ts customers' products You are also re ferred to our Form F• 1 filedIn connection withO.M1cro's initial publtc offering In August 2000. our Form F - 3 ftied In connect,on with our publtc offering in November 2001, and our annua l Form 20 - F's. ell of which ere on file w1lh the SEC and Iden11fy important nsk factors that couldcause actual results to differ from those contained In the forward - looking statements We assume no obhgabon to update or revise any forward - lookingstatements. whether as a result of new information future events or otherwise